6255 Sunset Boulevard, Hollywood, CA 90028

December 3, 2012

VIA EDGAR AND TELECOPY

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	Frederick’s of Hollywood Group Inc.

Registration Statement on Form S-3

File No. 333-182782 (the “Registration Statement”)

Dear Mr. Reynolds:

Frederick’s of Hollywood Group Inc. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Wednesday, December 5, 2012, or as soon thereafter as practicable.

Very truly yours,

FREDERICK’S OF HOLLYWOOD GROUP INC.

By:	/s/ Thomas Rende
Thomas Rende
Chief Financial Officer